EZCORP, Inc.
1901 Capital Parkway
Austin, Texas 78746
Telephone: 512-314-3400
Facsimile: 512-314-3463
December 1, 2008
VIA FEDERAL EXPRESS AND
EDGAR TRANSMISSION
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Yong Kim
Mail Stop 3561

RE:	EZCORP, Inc.
Registration Statement on Form S-4
File No. 333-153703
Dear Ms. Kim:
Following your conversations today with Danny Chism, Controller of EZCORP, Inc., we are writing to provide supplemental information to our letter dated December 1, 2008, responding to the comment letter from the Commission staff dated November 28, 2008.
The following numbered responses correspond to the numbered comments in your November 28 letter. Page references in this letter are to the unmarked versions of the registration statement filed via EDGAR.
Unaudited pro Forma Financial Statements
Notes to pro Forms Combined Financial Statements of EZCORP, Inc., and Subsidiaries, and Value Financial Services, Inc. (Unaudited)
Note A: Pro Forma Adjustments to the Unaudited pro Forma Combined Balance Sheet as of June 30, 2008.
Item 7, Bullet 1 — Fair value of VFS customer lists / relationships
     Response: See page 31. The reason we deleted the customer relationship reference from the S-4/A#3 is to alleviate any potential confusion that by referencing the

H. Christopher Owings
Attention: Yong Kim
December 1, 2008

“80% repeat customer business” and the customer list / relationships that VFS holds creates value as a separate identifiable intangible asset pursuant to the provisions of SFAS 141. We do not believe having 80% repeat customers distinguishes VFS from other pawnbrokers. This position is supported by VFS’s statement on page 42 of its Form S-1/A filed with the SEC on November 27, 2007, in which VFS stated that its “customer behavior is similar to the behavior found” in a 1998 Credit Research Center study that “almost 80% of pawn loan borrowers surveyed had taken out a pawn loan previously.” We believe, but do not have any concrete evidence, that there are many factors that attract customers to visit a pawnshop repeatedly, including location and proximity to customers’ homes or businesses, the absence or presence of competition, and pricing; however, neither EZCORP nor VFS has ever studied the driving factor. We do believe, as previously stated, that the VFS business processes and service provided by its tenured, experienced, and trained employee base have value which has been recorded in the form of goodwill.
We have been advised informally by Ernst & Young’s valuation specialist that they do not typically place a valuation on customer list in retail businesses.
     Responding to your question whether VFS has a customer list and, if so, whether VFS uses the customer list, we have been advised by VFS that it maintains electronic data on pawn customers and retail sales customers capable of generating a list of customers. However, the pawn customer information is not used to market VFS products or services to former or current pawn customers. VFS does generate a mailing list for direct mail advertisements to former retail sales customers announcing sales and marketing merchandise. These direct mailers are distributed around key sales periods such as Thanksgiving, Christmas, and Valentine’s Day. However, VFS does not track responses, success rates, repeat customers, increase in sales, increase in customer traffic, buying habits, or any other customer behavior, characteristic, or habit from a customer list or direct mailers.
Based on the reasons stated in our original response, the reasons above, and Ernst & Young LLP’s professional opinion that the fair value of the customer lists and relationships is zero, we have allocated none of the purchase price to customer lists or customer relationships, and believe it would be inappropriate to do so in accordance with the provisions of SFAS 141.
Item 7, Bullet 2 — Lease Asset Valuation
     Response:
     Upon review of the language in SFAS 141 paragraphs B172 to B174, we continue to believe that no additional value is attributable to the leasehold interests, above and beyond the calculation of favorable or unfavorable lease rates. We

H. Christopher Owings
Attention: Yong Kim
December 1, 2008

acknowledge that in certain unique circumstances, a leasehold interest can have additional value to an acquirer, when the lease provides access to markets that would otherwise be unavailable. This would be the case for an airport gate (the example included in B173) or for anchor space in a regional mall when other replacement space is not available.
In the case of the acquired leasehold interests, the barriers to entry are extremely low from a real estate lease standpoint (e.g., the current operator could easily move down the street to alternate space without adversely impacting business performance). Based on the SEC comments, we have considered whether the properties subject to the acquired leasehold interests offer any advantageous zoning approvals or otherwise represent a unique leasing opportunity within their local markets, and have identified nothing to indicate additional value.
In follow-up discussions with Ernst & Young, they have informed us that their procedures for determining leasehold value include consideration of additional value as described in paragraphs B172 to B174 of SFAS 141, when the leased property is unique within the surrounding market area. As the properties in question are relatively small (about 5,000 square feet), Ernst & Young has indicated to us that under normal market conditions, replacement properties are typically readily available. In the process of conducting telephone interviews with local real estate brokers, they discovered no evidence to suggest that the properties in question offered any unique characteristics in their respective market areas. If we discover evidence to the contrary in our detailed SFAS 141 analysis, we will adjust the leasehold valuation accordingly.
Item 9 — Inventory Valuation
We are providing the following additional information to assist in your understanding of the methodology we followed in estimating the fair value of the inventory to be acquired, the selling and disposal costs and the reasonable profit margin assumed in that calculation. For all calculations, we used as the base our actual results of our U.S. pawn operations for fiscal years 2007 and 2008 and utilized averages of the two years’ results as an indication of the level of selling and disposal costs we would anticipate incurring on the sales of inventory being acquired in this merger and as an indication of the reasonable profit margin that would be appropriate to assume such that the estimate is based as much as possible on empirical data.
We estimated the selling cost of the acquired inventory as the historical recorded value of the inventory divided by our average cost of goods sold percentage (as a percent of merchandise sales) realized in fiscal 2007 and 2008. We used this indirect approach because each item in a pawn store is unique due to the varying degrees of condition based on most merchandise being used merchandise, and there are no standard prices or list prices that can be applied to large portions of the inventory population. Likewise,

H. Christopher Owings
Attention: Yong Kim
December 1, 2008

we do not have a standard set of inventory items we carry, but rather carry whatever brands and models of merchandise our customers wish to pawn, which results in inventory available for sale upon any pawn loan forfeitures. We believe using the historical recorded value as a base for this calculation is reasonable, as it has been our observation that VFS lends similar amounts to EZCORP on similar items, and values its inventory, as does EZCORP, as the amount loaned on any collateral that ultimately forfeits and can be sold. Therefore, we believe the historical relationship of sales prices and our cost of goods sold percentage will approximate that which would be realized on the acquired inventory.
     In calculating the selling and disposal costs we expect to incur related to the acquired inventory, we included in our analysis all expense line items that are included in our store operating expense (direct and indirect) as well as depreciation and expenses related to our regional directors, which is not recorded as store operating expense in our consolidated financial statements. We excluded from costs allocable to merchandise sales only those costs that are specifically identifiable and related solely to activities other than retail sales (such as bad debt and processing fees on payday loans).
     In our stores, we not only sell merchandise, but also lend money to customers through pawn loans and to a smaller extent through payday loans. Therefore, our costs incurred in running a store are related not only to the sales of inventory but also to the lending function. Most store costs cannot be directly attributable to only sales or lending, and a reasonable allocation method must be used to approximate the amount of those store costs relating to the retail sales function, such as allocating salaries of employees who engage in both sales and lending. In fiscal 2007 and 2008, merchandise sales represented 70.85% of our total revenues in U.S. pawn stores. For most expenses that could not be attributed specifically to sales or lending, we assumed that since 70.85% of the total revenues were derived from sales, 70.85% of store costs also would logically be related to sales and multiplied the total cost of these expense categories times that percentage to estimate the costs related only to sales. As credit card and check processing fees are related specifically to only sales, 100% of those costs was allocated to merchandise sales activity. Occupancy and repairs and maintenance expense were allocated based on the square footage utilized by each function. A standard pawn store is approximately 5,000 square feet and the retail portion visible to customers is approximately 1,200 square feet, or 24% of the total square footage, with very little of that space required for the lending function. The remaining 76% of the square footage is for storage of loan collateral and is not visible to the customer. For these reasons, we allocated 24% of occupancy, repairs and maintenance to merchandise sales. Because the loan collateral space is rarely air conditioned (the largest utility expense), however, we retained the 70.85% estimate of utilities relating to retail sales in allocating utilities costs. We allocated 0% of costs directly attributable to payday lending to retail activities as these costs are separable and relate only to payday lending. We also included as a selling and disposal cost the portion of depreciation we estimate to be related to retail sales, based on 70.85% of depreciation on pawn stores. We then calculated each of

H. Christopher Owings
Attention: Yong Kim
December 1, 2008

the resulting selling and disposal costs as a percentage of the actual merchandise sales in each period to estimate the selling and disposal costs we expect to incur in relation to the acquired inventory.
To estimate the reasonable profit margin, we then multiplied our actual fiscal 2007 and 2008 total disposal and selling costs by our gross profit rate (gross margin) in those periods, and divided the result by our actual merchandise sales in those periods. This resulted in a reasonable profit margin of 10.6%.
We then applied the selling and disposal costs as a percent of sales from fiscal 2007 and 2008 to the estimated selling price of acquired inventory to approximate the selling and disposal costs we will incur in selling the acquired inventory. We then derived the inventory value by subtracting the resulting selling and disposal costs from the estimated selling price, and further subtracting the reasonable profit margin (the actual profit margin percentage in fiscal 2007 and 2008 multiplied by the estimated selling price of the inventory to be acquired). We then included in the purchase price allocation the value of inventory estimated by this approach, which resulted in an increase of $475,000 compared to the historical recorded cost of the inventory.
* * *
We acknowledge that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company form its full responsibility for the accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings
Attention: Yong Kim
December 1, 2008

We trust that the foregoing information responds completely to your comments. Please contact me or our outside counsel, Lee Polson, Strasburger & Price, LLP (telephone 512-499-3626, fax 512-536-5719, email lee.polson@strasburger.com),if you have questions or require additional information.
Very truly yours,
EZCORP, Inc.
/s/ Danny Chism

By:	Danny Chism
Controller and Assistant Secretary

Cc:	H. Christopher Owings Scott Anderegg Andrew Blume